Exhibit 99.1


                              ELBIT MEDICAL IMAGING

                                                       FOR IMMEDIATE RELEASE


               ELBIT MEDICAL IMAGING LTD. ANNOUNCES FOURTH QUARTER
               ---------------------------------------------------
                             AND FISCAL 2003 RESULTS
                             -----------------------


Tel  Aviv,  Israel - April 5, 2004 - Elbit  Medical  Imaging  Ltd.  (NASDAQ:
EMITF) ("EMI" or the "Company") today announced its consolidated results for the quarter and year ended December 31, 2003.

Losses for the year ended December 31, 2003 were approximately NIS 112 million (approximately $25.6 million) compared to a profit of approximately NIS 40.4 million in the prior year.

Losses for the fourth quarter ended December 31, 2003 were approximately NIS
23.3 million (approximately $5.3 million) compared to a profit of approximately NIS 39.6 million in the corresponding period of last year.

Following completion of the acquisition of the controlling interests in the Hungarian company Hajogyari Sziget Vagyonkezel Kft. earlier in the year and the opening of several commercial centers, the Company owns 19 active entertainment and commercial centers (16 in Hungary and 3 in Poland). These centers are expected to yield a representative annual income turnover of approximately NIS 327 million ($75 million) and are characterized by a rate of gross profit estimated at 45% to 48%.

The following table itemizes the breakdown of the group's revenues and gross profit by activity sectors:

(Data in NIS millions)

Consolidated income    4th quarter of the year:              Year:
-------------------------------------------------------------------------------
                        2003     %    2002     %     2003     %    2002     %
-------------------------------------------------------------------------------
From the operation    108,513   61   90,904    63   347,056  63   279,776  57
of commercial
centers
-------------------------------------------------------------------------------
From the operation
and management of      63,231   36   55,086    37   189,205  34   206,679  42
hotels
-------------------------------------------------------------------------------
Other                  3,782     3      -      -    13,495    3   1,509     1
-------------------------------------------------------------------------------
Total revenues        175,526   100  145,990  100   549,756  100  487,964  100
-------------------------------------------------------------------------------

Consolidated         4th quarter of the year:                Year:
gross profit
-------------------------------------------------------------------------------
                      2003     %     2002     %     2003     %     2002     %
-------------------------------------------------------------------------------
From the             42,176         38,929         154,139        129,772
operation of
commercial centers
-------------------------------------------------------------------------------
From the
operation and
management of        8,658           389           11,515         12,992
hotels
-------------------------------------------------------------------------------
Other                2,671            52      -    9,985           117
-------------------------------------------------------------------------------
Total gross          53,505   34    39,327   26    175,640  33    142,881  29
profit
-------------------------------------------------------------------------------

The increase in revenues in the reported periods compared to the corresponding periods last year is primarily due to the inclusion of the activities of four additional entertainment and commercial centers in Hungary and two additional entertainment and commercial centers in Poland.

It is the practice of the hotel sector to measure gross profit before depreciation and amortization expenses and the following table presents the gross profit for the hotel sector as stated.

(Data in NIS millions)

                                                   Year:
-------------------------------------------------------------------------------
                                    2003         %         2002        %
-------------------------------------------------------------------------------
Income from the operation and     189,205                206,679
management of hotels
-------------------------------------------------------------------------------
Expenses from the operation       128,301                133,207
and management of hotels
-------------------------------------------------------------------------------
Gross profit from the              60,904        32       73,472       36
operation and management of
hotels (before depreciation
and amortization)
-------------------------------------------------------------------------------

Net consolidated research and development expenses for the fourth quarter of 2003 were approximately NIS 11.9 million (approximately $2.7 million) compared to net research and development expenses of approximately NIS 9.1 for the corresponding quarter last year.

2003 net research and development expenses were approximately NIS 43.7 million (approximately $10 million), after deducting NIS 7.5 million (approximately $1.7 million) for the Chief Scientist's participation; compared to net research and development expenses of approximately NIS 28.4 million, after deducting NIS
7.6 million for the Chief Scientist's participation, in the prior year.

Net research and development expenses derive, in full, from the subsidiary InSightec - Image-Guided Treatment Ltd., which focuses primarily on the development of a non-invasive means of treatment of tumors, and the focused penetration of drugs. The system is based on MRI (magnetic resonance imaging) guided high-focus ultrasound (HIFUS).

In the three and twelve month periods ended December 31, 2003, the Company recorded under other income, deferred income amounts from an increase in the Company's share of the net book value of InSightec (resulting from the decrease in its rate of shareholding in InSightec at the end of 2001), of approximately NIS 20.4 million (approximately $4.7 million) and NIS 0.7 million (approximately $0.2 million), respectively.

Consolidated administrative and general expenses for the fourth quarter of 2003 were approximately NIS 24 million (approximately $5.5 million) compared to NIS 24 million in the corresponding quarter last year. For 2003, administrative and general expenses were NIS 87 million (approximately $19.9 million) compared to NIS 88 million for last year.

Consolidated net financing expenses in the fourth quarter of 2003 were approximately NIS 40.1 million (approximately $9.1 million) compared to net financing income of NIS 18.9 million in the corresponding quarter last year. In 2003, net financing expenses totalled approximately NIS 211.8 million (approximately $48.4 million), compared to net financing expenses of approximately NIS 5.4 million for the prior year.


The transition from net financing income to net financing expense in the reported year as compared to the corresponding period last year was primarily due to a combination of the following factors:


1. Changes in the exchange rate of operational currencies (primarily the Hungarian Forint and The Polish zlotie) in relation to the exchange rate of financing currencies (primarily the Euro), which yielded financing expenses for the year of NIS 100 million (approximately $ 22.8 million).

2. An increase in the volume of credit balances (mainly in Elscint) assumed by group companies to increase financing for investments in entertainment and commercial centers and the resulting increase of the cost of credit.

3. A decrease in the Company's income from derivative financial transactions carried out by the Company's investments department compared to last year.

4. A decrease in Elscint's liquid assets and derived real interest rate and the resulting decrease in yield of such cash and deposits.


Total consolidated balance sheet assets as of December 31, 2003, were approximately NIS 5.528 billion (approximately $1.262 billion) compared to approximately NIS 5.736 billion as of December 31, 2002. This increase derived mainly from the fixed assets item, primarily in the commercial center and hotel sectors.

Total consolidated shareholders' equity as of December 31, 2003 stood at approximately NIS 954 million (approximately $217.8 million) compared to approximately NIS 1.061 billion in the corresponding period last year.

Basic loss per share for the year ended December 31, 2003 totalled approximately NIS 5.02 ($1.15) per share.


EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the telecommunications business.

FORWARD LOOKING STATEMENTS WITH RESPECT TO EMI'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDED IN THIS RELEASE ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND THE EFFECT OF EMI'S ACCOUNTING POLICIES, AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN EMI'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Company Contact:                               Investor Contact:
---------------                                -----------------
Marc Lavine, Adv.                              Rachel Levine, Investor Relations
Elbit Medical Imaging Ltd.                     The Anne McBride Company
011-972-3-608-6011                             1-212-983-1702 x207
mlavine@europe-israel.com                      rlevine@annemcbride.com


                             FINANCIAL TABLES FOLLOW


                                                      ELBIT MEDICAL IMAGING LTD.
                                                      Consolidated balance sheet
                                                 Adjusted to shekels of December 2003


                                                          At 31st December        At 31st December
                                                    -----------------------------------------------
                                                       2003              2002             2003
                                                    -----------------------------------------------
                                                                                      Convenience
                                                                                    translation into
                                                                                    US Dollar 000's
                                                            NIS 000's                 (Unaudited)
                                                    -----------------------------------------------

Current assets                                        577,687         1,006,237          131,922
Long term investments and receivables                 218,407           453,839           49,876
Hotels, commercial centers
  and other fixed assets                            4,629,675         4,090,396        1,057,245
                                                    ---------         ---------        ---------
Other assets and deferred expenses                     85,798            73,024           19,593
                                                    ---------         ---------        ---------
Assets related to discontinued operations              16,228           111,984           37,036
                                                    ---------         ---------        ---------
                                                    5,527,795         5,736,020        1,262,342
                                                    =========         =========        =========
Current liabilities                                 1,178,415         1,901,506          269,106
Long term liabilities                               2,841,326         2,176,301          648,699
Liabilities related to discontinued
  operations                                           82,802           110,007           18,909
                                                    ---------         ---------        ---------
Minority interest                                     471,606           486,670          107,697
                                                    ---------         ---------        ---------
Shareholders' equity                                  953,646         1,061,536          217,777
                                                    ---------         ---------        ---------
                                                    5,527,795         5,736,020        1,262,342
                                                    =========         =========        =========


                           ELBIT MEDICAL IMAGING LTD.
              Consolidated statements of earnings for the year 2003
                      Adjusted to shekels of December 2003

                                                                Year ended December 31
                                                  --------------------------------------------------
                                                    2 0 0 3             2 0 0 2           2 0 0 3
                                                  -----------         -----------        -----------
                                                                                         Convenience
                                                                                         translation
                                                  -----------          ----------        -----------
                                                   (Audited)            (Audited)        (Audited)
                                                  -----------          ----------        -----------
                                                                                            US$
                                                    NIS in               NIS in             in
                                                    thousands           thousands        thousands
                                                   ----------           ---------        -----------

Revenues:
Commercial center operations                          347,056            279,776           79,255
Hotel operations                                      189,205            206,679           43,207
Property leases                                        13,495               --              3,082
 Long-term projects                                      --                1,509             --
                                                     --------           --------         --------
                                                      549,756            487,964          125,548
                                                     --------           --------         --------
Costs:
Commercial center operations                          192,916            150,005           44,055
Hotel operations                                      177,690            193,686           40,578
Cost of property leases                                 3,510               --                802
                                                         --                1,392             --
                                                     --------           --------         --------
                                                      374,116            345,083           85,434
                                                     --------           --------         --------
Gross Profit                                          175,640            142,881           40,114
Initiation costs of projects                            8,839             16,630            2,018
Research and development expenses, net                 43,719             28,454            9,984
Marketing and selling expenses                         30,969             28,052            7,072
General and administrative expenses                    87,035             88,020           19,876
                                                     --------           --------         --------
                                                      170,562            161,156           38,950
                                                     --------           --------         --------
Operating income (loss)
  before net financing income                           5,078            (18,275)           1,164
Financing income (expenses), Net                     (211,821)            (5,440)         (48,372)
                                                     --------           --------         --------
Operating income (loss)
  after net financing income
  (expenses)                                         (206,743)           (23,715)         (47,208)
Other income (expenses), net                           34,652              9,504            7,913
                                                     --------           --------         --------
Income (loss) before taxes on income                 (172,091)           (14,211)         (39,295)
Taxes on income, net                                  (20,217)            21,711           (4,617)
                                                     --------           --------         --------
Income (loss) after taxes on income                  (151,874)           (35,922)         (34,678)
Equity in losses of investee Companies,
  net                                                 (20,951)            (2,906)          (4,784)
Minority-interest in losses
 (income) of subsidiaries, net                         48,671             24,490           11,115
                                                     --------           --------         --------
Income (loss) from Continuing
  operations                                         (124,154)           (14,338)         (28,348)
Loss from discontinued Operations,
  net                                                  12,073             54,752            2,757
                                                     --------           --------         --------
Net income (loss) for The period                     (112,081)            40,414          (25,591)
                                                     ========           ========         ========
Earnings (loss) per share - (in NIS)
  From continuing operations                            (5.56)             (0.64)           (1.27)
  From discontinued operations                           0.54               2.45             0.12
                                                     --------           --------         --------
  Net earnings (loss) per share                         (5.02)              1.81            (1.15)
                                                     ========           ========         ========
  Diluted earnings per share                            (5.02)              1.71            (1.15)
                                                     ========           ========         ========
  Basic weighted average number of
    shares (in thousands)                              22,337             22,337           22,337
                                                     ========           ========         ========
  Diluted weighted average number
    of shares (in thousands)                           22,337             22,867           22,337
                                                     ========           ========         ========